UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Dyadic International, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
26745T101

(CUSIP Number)
David B.H. Martin, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004-2401
(202) 662-5128

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 15, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑**
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
** This statement on Schedule 13D relates to shares held by parties to a voting agreement dated as of October 31, 2007 (the “Voting Agreement”), as amended by a subsequent agreement. Two such parties — Mark A. Emalfarb and The Francisco Trust U/A/D February 28, 1996 — had previously reported on a Schedule 13G the acquisition of the shares now covered by the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS The Pinnacle Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,790,572[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%(See Item 5)

14	TYPE OF REPORTING PERSON

PN

1 This amount excludes 68,700 shares of the Issuer’s common stock issuable upon the exercise of a warrant held by The Pinnacle Fund, L.P. as explained below in Footnote *.
* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and J. Steven Emerson. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13 D

1	NAMES OF REPORTING PERSONS Barry M. Kitt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,790,572[1]

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%(See Item 5)

14	TYPE OF REPORTING PERSON

IN

1 This amount excludes 68,700 shares of the Issuer’s common stock issuable upon the exercise of a warrant held by The Pinnacle Fund, L.P. as explained below in Footnote *.
* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and J. Steven Emerson. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13 D

1	NAMES OF REPORTING PERSONS The Francisco Trust U/A/D February 28, 1996

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,844,578

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%(See Item 5)

14	TYPE OF REPORTING PERSON

OO

* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and J. Steven Emerson. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS Mark A. Emalfarb

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,098,559

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and J. Steven Emerson. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS Tom Juda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

395,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and J. Steven Emerson. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS Nancy Juda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

395,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and J. Steven Emerson. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS J. Steven Emerson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,122,00[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

1 This amount excludes 180,000 shares of the Issuer’s common stock issuable upon the exercise of a warrant held by J. Steven Emerson as explained below in Footnote *.
* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and J. Steven Emerson. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS David M. Knott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,141,250

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and J. Steven Emerson. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

Schedule 13D
     This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 31, 2007 (the “Original Statement”). Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Statement.
     The Reporting Persons are filing this Amendment No. 1 in connection with an Amendment to Voting Agreement entered into as of April 11, 2008 (the “Voting Agreement Amendment”) by The Pinnacle Fund L.P., The Francisco Trust U/A/D February 28, 1996, The Mark A. Emalfarb Trust U/A/D October 1, 1987, The Tom and Nancy Juda Living Trust, J. Steven Emerson and Dorset Management Corporation. A description of the Voting Agreement Amendment is set forth below in the amended and restated Item 4.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated in its entirety as follows:
     The Reporting Persons are filing this statement in connection with the Voting Agreement and Voting Agreement Amendment entered into by The Pinnacle Fund, L.P., The Francisco Trust U/A/D February 28, 1996, The Mark A. Emalfarb Trust U/A/D October 1, 1987, The Tom and Nancy Juda Living Trust, J. Steven Emerson, and Dorset Management Corporation (the “Participating Stockholders”). The Participating Stockholders entered into the Voting Agreement on October 31, 2007.
     On April 11, 2008, the Participating Stockholders executed the Voting Agreement Amendment to increase from 30 days to 90 days the amount of prior written notice required for a Participating Stockholder to terminate the Voting Agreement with respect to that Participating Stockholder. The Voting Agreement Amendment does not otherwise modify or affect the Participating Stockholders’ rights or obligations under the Voting Agreement. The Participating Stockholders executed the Voting Agreement Amendment in response to an order by the Court of Chancery of the State of Delaware on April 8, 2008 compelling the Issuer to hold an annual meeting of stockholders for the election of directors. In accordance with this order, the Issuer shall hold such meeting within 75 days from the date of the order. In so amending the Voting Agreement, the Participating Stockholders clarify their intent to (1) preserve their voting group through the duration of the court-ordered meeting and (2) vote as a bloc on the election of directors and any other matter proposed to the Issuer’s stockholders for approval or required by law to be approved by the Issuer’s stockholders at such meeting.
     Under the Voting Agreement, the manner in which the Participating Stockholders will vote their shares with respect to all matters proposed to the Issuer’s stockholders for approval will be determined based on the voting decision of the majority of the shares covered by the Voting Agreement. The Voting Agreement will terminate either two years from the date of the agreement or by the written consent of a majority of the Participating Stockholders — whichever date is earlier. Under the Voting Agreement, as amended by the Voting Agreement Amendment, a Participating Stockholder may terminate the Voting Agreement, with respect to that Participating Stockholder, by providing 90 days prior written notice to the other Participating Stockholders.
     The summaries of the Voting Agreement and Voting Agreement Amendment set forth above are qualified in their entirety by reference to such complete documents, copies of which are filed as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.
     The Reporting Persons believe that action should be taken to preserve stockholder value due to the Issuer’s recent operational deterioration. The Reporting Persons, directly or indirectly, may therefore take actions under the Voting Agreement with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, such as:
(1) the acquisition of additional common shares of the Issuer, or the disposition of common shares of the Issuer;
(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3) a sale, lease, license, or transfer of a material amount of assets of the Issuer;
(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to elect new directors, to remove directors, to replace directors, to change the number or term of directors, or to fill any vacancies on the board;
(5) any other material change in the Issuer’s business or corporate structure;
(6) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto;
(7) the solicitation of proxies or consents with respect to the foregoing; and/or
(8) any action similar to those enumerated above.
     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions, and other factors deemed relevant. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.
Item 5. Interest in Securities of the Issuer.
     Item 5(b) is hereby amended by deleting the first paragraph thereof and restating it in its entirety as follows:
     Pursuant to the Voting Agreement, the manner in which the Participating Stockholders will vote their shares with respect to all matters proposed to the Issuer’s stockholders for approval will be determined based on the voting decision of the majority of the shares covered by the Voting Agreement. As described in Item 4 of this statement, the Reporting Persons must provide 90 days notice to terminate the Voting Agreement with respect to those Persons. Accordingly, following the execution of the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote or to direct the vote of the Subject Shares with the other parties to the Voting Agreement.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
     Item 6 is hereby amended and restated in its entirety as follows:
     The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves with any other person with respect to any securities of the Issuer or its subsidiaries other than the Voting Agreement and the Voting Agreement Amendment.
     The descriptions of the Voting Agreement and Voting Agreement Amendment in Item 4 of this statement are incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits.
     Item 7 is hereby amended and supplemented by adding the following thereto:
99.3	Amendment to Voting Agreement, by and among certain stockholders of Dyadic International, Inc., dated as of April 11, 2008

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 15, 2008

THE PINNACLE FUND, L.P.
By:	Pinnacle Advisers, L.P., its general partner
By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member

BARRY M. KITT

/s/ Barry M. Kitt

THE FRANCISCO TRUST U/A/D FEBRUARY 28, 1996

By:	/s/ Morley Alperstein

Name:	Morley Alperstein
Title:	Trustee

MARK A. EMALFARB

/s/ Mark A. Emalfarb

TOM JUDA

/s/ Tom Juda

NANCY JUDA

/s/ Nancy Juda

J. STEVEN EMERSON

/s/ J. Steven Emerson

DAVID M. KNOTT

/s/ David M. Knott